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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             STATE OF THE ART, INC.
                           (NAME OF SUBJECT COMPANY)

                             STATE OF THE ART, INC.
                     (NAMES OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                    85730710
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                 DAVID W. HANNA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             STATE OF THE ART, INC.
                              56 TECHNOLOGY DRIVE
                                IRVINE, CA 92618
                                 (714) 753-1222
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

                               JOHN A. FORE, ESQ.
                                SELIM DAY, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is State Of The Art, Inc., a California corporation (the "Company"). The address of the principal executive offices of the Company is 56 Technology Drive, Irvine, California 92618. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or the "Statement") relates is the common stock, no par value, of the Company (the "Common Stock"). Unless the context otherwise requires, as used herein the term "Shares" shall mean shares of Common Stock.

ITEM 2. TENDER OFFER OF THE PURCHASER.

  This Statement relates to the cash tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated February 2, 1998 (as amended or supplemented, the "Schedule 14D-1"), filed by The Sage Group plc, a company organized under the laws of England ("Parent"), and Rose Acquisition Corp., a Delaware corporation and a direct and indirect wholly owned subsidiary of Parent (the "Purchaser"), with the Securities and Exchange Commission (the "SEC"), relating to an offer to purchase all of the issued and outstanding Shares at $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated February 2, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents").

  The Offer is being made in accordance with an Agreement and Plan of Merger, dated January 27, 1998 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. Pursuant to the Merger Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the merger, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will become a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent or the Purchaser and Shares held by shareholders of the Company who will have properly perfected their dissenters' rights, if any, under California law) will be converted into the right to receive $22.00 in cash or any greater amount paid pursuant to the Offer (the "Offer Price") without interest. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

  The Offer Documents indicate that the principal executive offices of Parent and the Purchaser are located at Sage House, Benton Park Road, Newcastle Upon Tyne England NE7 7LZ.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

  (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement, dated April 4, 1997, relating to its May 29, 1997 Annual Meeting of Shareholders (the "Proxy Statement"). A copy of the applicable portions of the Proxy Statement has been filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

 Certain Agreements and Plans

  The Company has entered into an employment agreement with David W. Hanna, and severance agreements with George Riviere, Jeffrey E. Gold, James Moore and David Butler. Each of these agreements is described in the Proxy Statement under the heading "Executive Compensation--Employment Agreements", the corresponding section of which has been filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

  The Company has also entered into severance agreements with Gregory Davidson, James Eckstaedt and Richard Lull (collectively with the severance agreements with each of Messrs. Riviere, Gold, Moore and Butler, the "Severance Agreements") in 1997. Each severance agreement provides the employee with an annual base

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salary and an annual bonus based on an earnings target approved by the Board of Directors. In addition, if the employee is involuntarily terminated within twelve months after a change of control, the Severance Agreements provide that the employee will receive twelve (12) months base salary, a pro-rata portion of the annual bonus, Company-paid insurance for twelve (12) months and immediate vesting of options held by the employee that would become exercisable if the employee remained employed by the Company for a period of 36 months. If the employee voluntarily resigns or is terminated for cause, death or disability, or is involuntarily terminated without change of control then the employee will not be eligible to receive severance benefits under the severance agreements. A copy of each Severance Agreement has been filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

  The Company intends to amend, prior to consummation of the Offer, the Severance Agreements between State Of The Art, Inc. and each of James Moore, Richard Lull, Jeffrey Gold, James Eckstaedt, David Butler, Greg Davidson, and George Riviere (each an "Employee" and collectively the "Employees"). Under each such Severance Agreement, as amended, in the event the Employee's employment with the Company terminates as a result of an Involuntary Termination (as defined in each such agreement) other than for cause after a change of control of the Company and during the time period in which any options granted to each Employee on or prior to January 27, 1998 are unvested (the "Subject Options"), then upon such termination, in addition to any portion of the Subject Options that were exercisable immediately prior to such termination, all Subject Options shall immediately become fully vested and exercisable. A form of amendment to the Severance Agreements has been filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

  Sybex Ltd., a subsidiary of the Company, entered into an employment agreement with Michael F. King on May 1, 1997. Pursuant to the employment agreement, Mr. King will receive a base salary, a bonus under such bonus plan that Sybex, Ltd. may determine from time to time, and an option to purchase an aggregate of 25,000 shares of Common Stock of the Company, subject to vesting over a three year period. If Mr. King is terminated without cause, he will receive twelve (12) months base salary. If Mr. King is terminated for cause or voluntarily terminates his employment, he will not receive any severance or termination payments under the employment agreement. A copy of the employment agreement has been filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

 Stock Options

  The Company maintains the 1997 Employee Stock Purchase Plan, the 1994 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan, the 1990 Stock Option Plan, the Stock Plan for Non-Employee Directors and the Manzanita Software Systems 1985 Stock Option Plan. The 1997 Employee Stock Purchase Plan is described in the Proxy Statement under the heading "Adoption of the Company's 1997 Employee Stock Purchase Plan" which has been filed (together with a copy of such 1997 Employee Stock Purchase
Plan) as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

  Pursuant to the Merger Agreement, the Company will take all actions necessary to provide that at the Effective Time, (i) each Cash-Out Option (as defined below) will be cancelled and (ii) in consideration of such cancellation, each holder of a Cash-Out Option will receive in consideration thereof an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Offer Price over the per Share exercise price of such Cash-Out Option and (y) the number of Shares subject to such Cash-Out Option. The Company is required to use commercially reasonable efforts to effectuate the foregoing, including amending the Stock Plans (as defined below) and obtaining any necessary consents. At the Effective Time, each Assumed Option (as defined below) will be assumed by Parent, without disadvantage to the option holders (and Parent will take all action necessary under applicable law, to cause such result or equivalent result), and shall thereupon constitute an option to acquire that number of shares of Parent Common Shares (as defined below) equal to (A) the number of Shares subject to the Assumed Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio (as defined below), rounded down to the nearest whole share, at a price per Parent Common Share equal to (1) the exercise price of the Assumed Option immediately prior to the Effective Time, divided by (2) the Exchange Ratio, rounded up to the nearest whole cent. Parent shall take all action necessary for the Parent Common Shares to rank pari passu in all respects with all other Parent Common Shares then in issue and to be listed and issuable upon exercise of the Assumed Options to be freely tradeable on the London Stock Exchange.


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  The Company is required to take all actions necessary to provide that at or immediately prior to the Effective Time, (i) each outstanding option under the Company's 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan") will automatically be exercised and (ii) in lieu of the issuance of certificates representing Shares, each option holder will receive an amount in cash (subject to applicable withholding tax) equal to the product of (x) the number of Shares otherwise issuable upon such exercise and (y) the Offer Price in cash without interest thereon. The Company is required to use all reasonable efforts to effectuate the foregoing, including amending the Stock Purchase Plan and obtaining any necessary consents. The Company is required to take all necessary actions to provide that as of the Effective Time no holder of options under the Stock Plans will have any right to receive shares of common stock of the Surviving Corporation upon exercise of any such option.

  "Cash-Out Options" means each option outstanding at the Effective Time to purchase Shares (an "Option") granted under (A) the Company's 1990 Stock Option Plan, 1994 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan, or Stock Option Plan for Non-Employee Directors, (B) the Manzanita Software Systems 1985 Stock Option Plan or (C) any other stock-based incentive plan or arrangement of the Company excluding any options granted under the Company's 1997 Employee Stock Purchase Plan (the "Stock Plans") that is not an Assumed Option.

  "Assumed Options" means those options or portions thereof granted under the Company's 1990 Stock Option Plan or 1994 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan that will not have vested and become exercisable as of the Effective Time having an aggregate exercise price on the date hereof in an amount not materially less than $5 million as designated by the Company. To the extent any options or portions thereof cannot be assumed by Parent, such options or portions thereof shall be treated as Cash-Out Options and shall be cancelled as of the Effective Time in consideration for a cash payment.

  "Exchange Ratio" means the quotient of (x) the Offer Price multiplied by the average of the mid-point of the bid and ask price of the rate of currency exchange of pounds sterling for U.S. dollars quoted in The Financial Times for each of the business days in a consecutive twenty business period ending two business days prior to the Effective Time and (y) the average per Share closing price of the ordinary shares of 1 pence each in the capital of Parent (a "Parent Common Share") as reported on the London Stock Exchange on each of the ten trading days immediately preceding the Effective Time.

  The effect of this provision in the Merger Agreement is, among others, to accelerate the vesting of certain options granted to the Company's executive officers. W. Frank King, Susan L. Rasinski, Richard Lull, David W. Hanna, James R. Eckstaedt, David Butler, James Moore, Michael King and George Riviere will each receive at the Effective Time in cash approximately $289,375, $289,375, $288,300, $271,896, $256,265, $234,079, $196,804, $127,875 and
$108,501, respectively.

 Merger Agreement

  The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference and a copy of which has been filed with the SEC as an exhibit to this Schedule 14D-9.

  The Offer. The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable, but in no event later than five business days after the initial public announcement of the Purchaser's intention to commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement further provides that, without the written consent of the Company, the Purchaser will not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer (except as set forth below), (iii) impose additional conditions to the Offer, (iv) amend any condition to the Offer, (v) extend the initial expiration date (the "Initial Expiration Date") of the Offer, except as required by law and except that in the event that any condition to the Offer is not satisfied or waived on the Initial Expiration Date, the Purchaser will, and will continue to, extend the Offer from time to time until a date not later than March 26, 1998 (it being understood that the Purchaser may determine the interim expiration dates of any extension of the Offer during such extension period), or (vi) amend any other term of the Offer in any manner adverse to any holders of Shares without the written consent of the Company; provided, however that in the event that any condition to the Offer is not satisfied on a date following the Initial Expiration Date on which the Offer is scheduled to expire, (i) the

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Purchaser may, from time to time, in its sole discretion, extend the expiration date of the Offer until a date not later than July 31, 1998 and
(ii) at the written request of the Company delivered no later than March 26, 1998, the Purchaser shall, and shall continue to, extend the Offer from time to time for the period commencing on the date of the notice referred to above until a date not later than July 31, 1998 (it being understood that the Purchaser may determine the interim expiration dates of any extension of the Offer during such extension period); provided, further, that in the event that the Purchaser extends the expiration date of the Offer in accordance with such request: (A) the conditions to the Offer will be deemed to be amended to provide an additional condition that the Purchaser will not be required to accept for payment and pay for any tendered Shares unless and until Parent and the Purchaser will have obtained sufficient financing (the "Substitute Financing") in replacement, if necessary, of the financing (the "Financing") described in the conditions to the Offer described below under "Conditions of the Offer" (the "Conditions") in order to permit Parent and the Purchaser to acquire all of the Shares in the Offer and the Merger and pay the anticipated expenses in connection therewith, (B) the condition set forth in paragraph (h) of the Conditions will be amended and replaced with the condition set forth in clause (A) above, (C) from and after such time Parent will not be subject to its financing requirements under the Merger Agreement and (D) Parent will use all commercially reasonable efforts to secure the Substitute Financing prior to July 31, 1998 and to provide funds to the Purchaser to permit it to perform its obligations hereunder and in the Offer (provided that Parent will not be required to obtain Substitute Financing on economic terms materially less favorable to it than the Financing). The Purchaser will, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment, and pay for, Shares tendered as soon as it is legally permitted to do so under applicable law. Parent will provide or cause to be provided to the Purchaser on a timely basis the funds necessary to accept for payment, and pay for, any Shares that the Purchaser becomes obligated to accept for payment, and pay for, pursuant to the Offer.

  In the event the Minimum Condition (as defined in the Conditions) is not satisfied on the Initial Expiration Date, the Purchaser may either (i) extend the Offer for a period or periods not to exceed, in the aggregate, ten (10) business days or (ii) amend the Offer to provide that, in the event (x) the Minimum Condition is not satisfied at the next scheduled expiration date of the Offer (without giving pro forma effect to the potential issuance of any Shares issuable upon exercise of the Option Agreement (as described below)) and (y) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next scheduled expiration date is more than 50% of the then outstanding Shares, the Purchaser will waive the Minimum Condition and amend the Offer to reduce the number of Shares subject to the Offer to a number of Shares equal to a number of Shares that when added to the Shares then owned by the Purchaser will equal 49.9999% of the Shares then outstanding (the "Revised Minimum Number") and, if a greater number of Shares is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares (it being understood that the Purchaser may, but will not in any event be required to, accept for payment, or pay for any Shares if less than the Revised Minimum Number of Shares are tendered pursuant to the Offer and not withdrawn at the applicable expiration date), provided further, that in the event the Minimum Condition is not satisfied on or before the ten (10) business day period referred to above, the Purchaser will waive the Minimum Condition and amend the Offer to reduce the number of Shares subject to the Offer to the Revised Minimum Number of Shares. In the event that the Purchaser purchases a number of Shares equal to the Revised Minimum Number, without the prior written consent of the Purchaser prior to the termination of the Merger Agreement, the Company will take no action whatsoever to increase the number of Shares owned by the Purchaser in excess of the Revised Minimum Number.

  The Purchaser will, on the terms and subject to the prior satisfaction or waiver of the conditions to the Offer, accept for payment and pay for Shares tendered as soon as legally permitted to do so under applicable law.

  The Merger. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, at the Effective Time the Purchaser will be merged with and into the Company and, as a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (sometimes referred to as the "Surviving Corporation").

  The respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions: (i) the Purchaser will have purchased or caused to be purchased,

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the Shares pursuant to the Offer, unless such failure to purchase is a result of a breach of the Purchaser's obligations under the Merger Agreement, (ii) the Merger Agreement will have been approved and adopted by the requisite vote of the holders of Shares, to the extent required by the Company's Articles of Incorporation and the General Corporation Law of California (the "GCL"), in order to consummate the Merger; (iii) no statute, rule, regulation or order will have been enacted or promulgated by any United States or United Kingdom governmental entity which prohibits the consummation of the Merger, and there will be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the Merger and (iv) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") will have expired or been terminated.

  At the Effective Time of the Merger (i) each issued and outstanding Share (other than Shares that are owned by Parent, the Purchaser or any Shares which are held by shareholders properly exercising dissenters' rights under the GCL) will be converted into the right to receive the Offer Price paid pursuant to the Offer and (ii) each issued and outstanding share of any class or series of common stock, par value $.01 per share, of the Purchaser will be converted into one share of common stock of the Surviving Corporation.

  The Company's Board of Directors. The Merger Agreement provides that promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as will give Parent representation on the Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Company's Board of Directors (after giving effect to the directors designated by Parent) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any of its affiliates bears to the number of Shares outstanding. The Company will promptly secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be elected to the Company's Board of Directors, provided that (i) in the event that Parent's designees are elected to the Company's Board of Directors, until the Effective Time the Company's Board of Directors will have at least two directors who are directors as of the date of the execution of the Merger Agreement and neither of whom is an officer of the Company (other than the present Chief Executive Officer of the Company) nor a designee, shareholder, affiliate or associate (within the meaning of federal securities laws) of Parent (one or more of such directors, the "Independent Directors"), (ii) if the number of Independent Directors will be reduced below two for any reason whatsoever, any remaining Independent Director will be entitled to designate persons to fill such vacancies who will be deemed Independent Directors for purposes of the Merger Agreement and (iii) if no Independent Directors remain, the other directors will designate one person to fill one of the vacancies who will not be a shareholder, affiliate or associate of Parent or the Purchaser, such person so designated being deemed an Independent Director. The Company's obligation to appoint Parent's designees to the Company's Board of Directors is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

  Following the election of Parent's designees to the Company's Board of Directors and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors will be required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (iii) extend the time for performance of the Purchaser's obligations thereunder or
(iv) take any other action by the Company's Board of Directors under or in connection with the Merger Agreement which would adversely affect the rights of the Company's shareholders under the Merger Agreement; provided, further, that if there will be no such directors, such actions may be effected by the unanimous vote of the entire Board of Directors of the Company.

  Shareholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law or the Company's Articles of Incorporation, in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement. The Merger Agreement

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provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its commercially reasonable efforts (i) to obtain and furnish the information required to be included by the SEC in the proxy statement and, after consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and cause a definitive proxy statement to be mailed to its shareholders, provided that no amendment or supplement to the proxy statement will be made by the Company without consultation with Parent and its counsel and (ii) to obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders. Subject to the terms of the Merger Agreement, the Company has agreed to include in the proxy statement the recommendation of the Company's Board of Directors that shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement.

  The Merger Agreement provides that in the event that Parent or the Purchaser acquires at least 90% of outstanding Shares, pursuant to the Offer or otherwise, Parent, the Purchaser and the Company will, at the request of Parent and subject to the terms of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with Section 1110 of the GCL.

  Options. Pursuant to the Merger Agreement, the Company will take all actions necessary to provide that at the Effective Time, (i) each Cash-Out Option will be cancelled and (ii) in consideration of such cancellation, each holder of a Cash-Out Option will receive in consideration thereof an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Offer Price over the per Share exercise price of such Cash-Out Option and (y) the number of Shares subject to such Cash-Out Option. The Company is required to use commercially reasonable efforts to effectuate the foregoing, including amending the Stock Plans and obtaining any necessary consents. At the Effective Time, each Assumed Option will be assumed by Parent and, without disadvantage to the option holders, take such steps as to result in an option to acquire that number of shares of Parent Common Shares equal to
(A) the number of Shares subject to the Assumed Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole share, at a price per Parent Common Share equal to (1) the exercise price of the Assumed Option immediately prior to the Effective Time, divided by (2) the Exchange Ratio, rounded up to the nearest whole cent. Parent shall take all action necessary for the Parent Common Shares to rank pari passu in all respects with all other Parent Common Shares then in issue and to be listed and issuable upon exercise of the Assumed Options to be freely tradeable on the London Stock Exchange.

  The Company is required to take all actions necessary to provide that at or immediately prior to the Effective Time, (i) each outstanding option under the Company's 1997 Employee Stock Purchase Plan shall automatically be exercised and (ii) in lieu of the issuance of certificates representing Shares, each option holder will receive an amount in cash (subject to applicable withholding tax) equal to the product of (x) the number of Shares otherwise issuable upon such exercise and (y) the Merger Consideration in cash without interest thereon. The Company is required to use all reasonable efforts to effectuate the foregoing, including amending the Stock Purchase Plan and obtaining any necessary consents. The Company is required to take all necessary actions to provide that as of the Effective Time no holder of Options under the Stock Plans will have any right to receive shares of common stock of the Surviving Corporation upon exercise of any such Option.

  Interim Operations; Covenants. Pursuant to the Merger Agreement, the Company has agreed that, except (i) as expressly contemplated by the Merger Agreement or the Option Agreement, (ii) in the ordinary course of business consistent with past practice or (iii) as agreed to in writing by Parent, after the date of execution of the Merger Agreement, and prior to the earlier of (x) the termination of the Merger Agreement in accordance with its terms and (y) the time the designees of the Purchaser constitute a majority of the Company's Board of Directors, the business of the Company and its subsidiaries will be conducted only in the ordinary course consistent with past practice, the Company will use its commercially reasonable efforts to preserve its present business organization intact and maintain its satisfactory relations with customers, suppliers, employees, contractors, distributors and others having business dealings with it, and (a) the Company will not, directly or indirectly, (i) issue, sell, transfer

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or pledge or agree to sell, transfer or pledge any capital stock of any of its subsidiaries beneficially owned by it, options or other rights to purchase Shares pursuant to the Stock Plans outstanding on the date of the Merger Agreement; (ii) amend its Articles of Incorporation or By-Laws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares; and (b) the Company will not (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of capital stock of any class of the Company or its subsidiaries, other than Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of the options outstanding on the date of the Merger Agreement and except with respect to any sales in accordance with the Stock Purchase Plan; (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its material assets, or incur or modify any material indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice; (iv) redeem, purchase or otherwise acquire, any shares of any class or series of its capital stock or any instrument or security which consists of or includes a right to acquire such shares except as permitted by the Merger Agreement and other than in connection with the exercise of options or rights under the Stock Plans and except with respect to any sales in accordance with the Stock Purchase Plan;
(v) make any change in the compensation payable or to become payable by the Company to any of its officers, directors, employees, agents or consultants (other than general increases in wages to employees who are not directors or affiliates in the ordinary course consistent with past practice) or to persons providing management services (vi) enter into or amend any employment, severance, consulting, termination or other agreement or employee benefit plan or make any loans to any of its officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to any employee benefit plan or otherwise; (vii) pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliates of the Company of any amount relating to unused vacation days, except payments and accruals made in the ordinary course consistent with past practice; adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer, employee, agent or consultant, whether past or present; or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing; (viii) modify, amend or terminate any of the Company Agreements (as defined in the Merger Agreement) or waive, release or assign any material rights or claims under any of the Company Agreements (as defined in the Merger Agreement); (ix) make any loans, advances or capital contributions to or investments in any other person; incur or assume any long-term debt or any short-term indebtedness; assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; or enter into any material commitment or transaction (including, but not limited to, any material borrowing, capital expenditure or purchase, sale or lease of assets or real estate); (x) pay, discharge or satisfy any claims or liabilities (whether absolute, accrued, contingent or otherwise) other than in the ordinary course of business and consistent with past practices or reflected or reserved against in the consolidated financial statements (or the notes thereto) of the Company; (xi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger); (xii) take or agree in writing or otherwise to take, any action that would or is reasonably likely to result in any of the conditions to the Merger or the Offer not being satisfied, or would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any material respect, at or as of any time prior to the Effective Time, or that would materially impair the Company's ability to consummate the Merger or materially delays such consummation; (xiii) change any of the accounting methods used by it materially affecting its assets, liabilities or business, except for such changes required by generally accepted accounting principles, make any material tax election, change any material tax election already made, enter into any closing agreement or settle any material tax audit; or (xiv) enter into any written agreement, contract, commitment or arrangement with respect to the foregoing or authorize, recommend, propose, in writing or announce an intention to do any of the foregoing.

  No Solicitation. Pursuant to the Merger Agreement, the Company has agreed to notify the Purchaser promptly if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Company or its representatives, in each case in connection with any Acquisition Proposal (as defined below) or the possibility or consideration of making an Acquisition Proposal ("Acquisition Proposal Interest") indicating, in connection with such notice, the name of the person indicating such Acquisition Proposal Interest and the terms and conditions of any proposals or offers. In addition, the Company has agreed that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal Interest and that it will keep Parent informed, on a current basis, of the status and terms of any Acquisition Proposal Interest. Pursuant to the Merger Agreement, except as set forth below, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time, the Company has agreed that the Company will not (nor shall it authorize or permit its officers, directors, employees, investment bankers, attorneys, accountants and other agents to, and at the further request of Parent, will use reasonable efforts to ensure that such persons do not), directly or indirectly (i) initiate, solicit or knowingly encourage, or knowingly take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) in the event of an unsolicited written Acquisition Proposal for the Company engage in negotiations or discussion with, or provide information or data to, any Person (other than Parent, any of its affiliates or representatives) relating to any Acquisition Proposal, except that the Merger Agreement does not prohibit the Company or the Company's Board of Directors from (x) taking and disclosing to the Company's shareholders its position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, (y) making such disclosure to the Company's shareholders as, in the good faith judgment of the Board of Directors, after receiving advice from outside legal counsel, is necessary for the Company's Board of Directors to comply with its fiduciary duties to the Company's shareholders under applicable law or (z) otherwise complying with their fiduciary duties to shareholders.

  An "Acquisition Proposal" means any tender or exchange offer involving the Company, any proposal for a merger, consolidation or other business combination involving the Company, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, the Company (other than immaterial or insubstantial assets or inventory in the ordinary course of business or assets held for sale), any proposal or offer with respect to any recapitalization or restructuring with respect to the Company or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company other than pursuant to the transactions effected pursuant to the Merger Agreement.

  Notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer, the Company may furnish information concerning its business, properties or assets to any Person (as defined in the Merger Agreement) pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement, dated January 14, 1998, entered into between Parent and the Company and may negotiate and participate in discussions and negotiations with such persons concerning an Acquisition Proposal if (a) such entity or group has submitted on an unsolicited basis a bona fide written proposal to the Company relating to any such transaction which the Board determines in good faith, after receiving advice from a nationally recognized investment banking firm, represents a superior transaction to the Offer and the Merger which is not conditioned upon obtaining additional financing, the certainty of closing of which is less certain than the satisfaction of the condition to the Offer described in paragraph (h) of the Conditions on conditions less favorable to the Company than the Financing and (b) in the opinion of the Company's Board of Directors, only after receipt of advice from outside legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations would cause the Board of Directors to violate its fiduciary duties to the Company's shareholders under applicable law (an Acquisition Proposal which satisfied clauses (a) and (b), a "Superior Proposal"). Within one business day following receipt by the Company of a Superior Proposal, the Company must notify Parent of the receipt thereof. The Company must then provide Parent any material non-public information regarding the Company provided to the other party which was not previously provided to Parent. Except as permitted under the terms of the Merger Agreement, neither the Company's Board of Directors nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation of the Company's Board of Directors, or any such committee thereof, of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or
(iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares in the Offer, the Board of Directors of the Company may (subject to the terms of the Merger Agreement) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the fifth business day following the Company's delivery to Parent of written notice advising Parent that the Board of Directors has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal; provided that the Company will not enter into an agreement with respect to a Superior Proposal unless the Company also will have furnished Parent with written notice that it intends to enter into such agreement.

  Indemnification and Insurance. The Merger Agreement provides that for six years after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) will indemnify, defend and hold harmless, the present and former officers and directors of the Company and its subsidiaries, and any persons who become any of the foregoing prior to the Effective Time (each, an "Indemnified Party") against all losses, claims, damages, liabilities, costs, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of Parent or the Surviving Corporation)) arising out of the actions or omissions occurring at or prior to the Effective Time to the fullest extent permissible under applicable provisions of the GCL, the terms of the Company's Articles of Incorporation or the By-Laws, and under any agreements as in effect at the date of the Merger Agreement. The Merger Agreement also provides that Parent or the Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than six years after the Effective Time, provided, that if the aggregate premiums for such D&O Insurance at any time will exceed 150% of the average per annum rate of premium paid by the Company for such insurance in 1996 and 1997 on an annualized basis for such purpose as adjusted for any increase in the Consumer Price Index following the date of the Merger Agreement, then Parent will cause the Company or the Surviving Corporation to provide the maximum coverage then available at an annual premium equal to 150% of such rate.

  Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, authority relative to the Merger, financial statements, public filings, conduct of business, employee benefit plans, intellectual property, labor matters, compliance with laws, tax matters, litigation, environmental matters, material contracts, potential conflicts of interest, brokers' fees, real property, insurance, vote required to approve the Merger Agreement, undisclosed liabilities, information in the Proxy Statement and the absence of any material adverse effect on the Company since December 31, 1997.

  Termination; Fees. The Merger Agreement may be terminated and the transactions contemplated therein abandoned at any time prior to the Effective Time, whether before or after approval of the shareholders of the Company (provided that if Shares are purchased pursuant to the Offer, Parent may not in any event terminate the Merger Agreement):

    a. By mutual written consent of Parent and the Company; or

    b. By Parent if the Offer will have expired without any Shares being purchased thereunder by the Purchaser and without the Purchaser having had an obligation under the Merger Agreement to extend the Offer; provided, however, that Parent will not be entitled to terminate this Agreement if it or the Purchaser is in material breach of its representations and warranties, covenants or other obligations under this Agreement; or

    c. By either Parent or the Company (i) if a court of competent jurisdiction or other governmental entity will have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, if there has been a willful breach by the other party of any representation, warranty, covenant or agreement set forth in this Agreement, which breach will result in any condition set forth in the conditions of the Offer (other than clause (i) thereof) not being satisfied (and such breach is not reasonably capable of being cured and such condition satisfied within thirty (30) days after the receipt of notice thereof); or

    d. By the Company to allow the Company to enter into an agreement with respect to a Superior Proposal which the Board of Directors has determined is more favorable to the shareholders of the Company than the transactions contemplated hereby; provided, however, that it has complied with all provisions thereof, including the notice provision therein, and that it makes simultaneous payment of the Termination Fee (as hereinafter defined), plus any amounts then due as a reimbursement of expenses; or

    e. By Parent, at any time prior to the purchase of the Shares pursuant to the Offer, if (i) the Company's Board of Directors will have withdrawn, modified, or changed its recommendation in respect of this Agreement or the Offer in a manner adverse to the Purchaser, or (ii) the Company's Board of Directors will have recommended any proposal other than by Parent or the Purchaser in respect of an Acquisition Proposal, (iii) the Company will have exercised a right with respect to an Acquisition Proposal and directly or through its representatives, continue discussions with any third party concerning an Acquisition Proposal for more than ten business days after the date of receipt of such Acquisition Proposal, or (iv) an Acquisition Proposal that is publicly disclosed will have been commenced, publicly proposed or communicated to the Company which contains a proposal as to price (without regard to whether such proposal specifies a specific price or a range of potential prices) and the Company will not have rejected such proposal within ten business days of its receipt or, if sooner, the date its existence first becomes publicly disclosed; or

    f. By the Company, if the Offer will have expired without any Shares being purchased thereunder by the Purchaser and without the Company having the right to extend the Offer pursuant to the Merger Agreement (unless Parent shall have timely extended the Offer in accordance with its rights under the Merger Agreement); provided, however, that the Company will not be entitled to terminate the Merger Agreement pursuant to this section if it is in material breach of its representations, warranties, covenants or other obligations under the Merger Agreement.

  If (i) Parent will have terminated the Merger Agreement pursuant to clause
(e)(i) or (e)(ii) of the termination provision of the Merger Agreement; (ii)
(x) Parent will have terminated the Merger Agreement pursuant to clause
(c)(ii), (e)(iii) or (e)(iv) of the termination provisions of the Merger Agreement and (y) following the date of the Merger Agreement but prior to such termination there will have been an Acquisition Proposal Interest and (z) the Company will have entered into a definitive agreement with respect to an Acquisition Proposal or consummated an Acquisition Proposal with respect to the Company within one year after the termination by Parent pursuant to clause
(c)(ii), clause (e)(iii) or clause (e)(iv) of the termination provision of the Merger Agreement; or (iii) the Company will have terminated the Merger Agreement pursuant to clause (d), then the Company will pay (A) simultaneously with such termination if pursuant to clause (d), (B) promptly, but in no event later than two business days after the date of such termination if pursuant to clause (e)(i) or clause (e)(ii), or (C) upon execution of a definitive agreement with respect to an Acquisition Proposal or upon the consummation of an Acquisition Proposal with respect to the Company if pursuant to clause
(c)(ii), clause (e)(iii) or clause (e)(iv), to Parent a termination fee (the "Termination Fee") of $8,000,000 plus an amount, not in excess of $1,250,000, equal to the Purchaser's reasonable actual and documented out-of-pocket expenses incurred by Parent and the Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby.

  If the Merger Agreement is terminated, and at any time on or prior to March 26, 1998, all of the conditions set forth in the Conditions to the Offer have been fulfilled except (i) the condition set forth in paragraph (h) of the Conditions and (ii) any other conditions that are not fulfilled as a result, directly or indirectly, of a breach by Parent or the Purchaser or any representation, warranty, covenant or agreement set forth in this Agreement, then promptly, but in no event later than two business days after the date of such termination, Parent will pay to the Company a termination fee of $8,000,000 plus an amount, not in excess of $1,250,000, equal to the Company's reasonable actual and documented out-of-pocket expenses incurred by the Company in connection with the Offer, the Merger, this Agreement and the consummation of the transactions contemplated hereby.

  Conditions of the Offer. Notwithstanding any other provisions of the Offer, the Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares unless there are validly tendered and not withdrawn prior to the expiration date for the Offer that number of Shares which, when added to the Shares owned by the Purchaser, will represent at least 90% of the outstanding Shares on a fully diluted basis (without giving pro forma effect to the potential issuance of any Shares issuable under the Option Agreement) on the date of purchase (the "Minimum Condition"); provided, however, that the Minimum Condition must be waived by the Purchaser and the Revised Minimum Number substituted therefor as contemplated, and to the extent required, by the Offer provisions of the Merger Agreement. Furthermore, notwithstanding any other provisions of the Offer, the Purchaser is not required to accept for payment or pay for any tendered Shares if, at the scheduled expiration date, (i) any applicable waiting period under the HSR Act has not expired or terminated prior to termination of the Offer, or (ii) any of the following events shall have occurred and be continuing:

    a. there will be pending any suit, action or proceeding by any United States or United Kingdom governmental entity (as defined in the Merger Agreement) against the Purchaser, Parent, the Company or any subsidiary of the Company (i) seeking to prohibit or impose any material limitations on Parent's or the Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of the business or assets of Parent and its subsidiaries, taken as a whole, or all or a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or to compel Parent or the Purchaser or their respective Subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole, (ii) challenging the acquisition by Parent or the Purchaser of any Shares under the Offer or seeking to restrain or prohibit the making or consummation of the Offer or the Merger, (iii) seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, or (iv) subject to the limitations under Section 1101(e) of the GCL, seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's shareholders;

    b. there will be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable (pursuant to an authoritative interpretation by or on behalf of a government entity, to the Offer or the Merger) or any other action will be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is likely to result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) of the Conditions;

    c. there will have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the London Stock Exchange, the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the United Kingdom (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or United States or United Kingdom calamity directly or indirectly involving the United States or the United Kingdom (other than an action involving solely U.N. personnel or support of U.N. personnel), (iv) any limitation (whether or not mandatory) by any United States or United Kingdom governmental entity on the extension of credit generally by banks or other financial institutions, or (v) a change in general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans, which, in the case of any of the foregoing, in the reasonable judgment of Parent, makes it impractical to proceed with the acceptance of Shares for payment pursuant to the Offer or the payment therefor;

    d. the representations and warranties of the Company set forth in the Merger Agreement that are not qualified by reference to Company Material Adverse Effect (as defined in the Merger Agreement) were not true and correct in any respect, or any other such representations or warranties were not true and correct in any respect that (when taken together with all other such representations and warranties not true and correct) would likely have a Company Material Adverse Effect (i) in the case of any representation or warranty which addresses matters as of a particular date, as of such date, or (ii) in the case of all other representations and warranties, as of the date of this Agreement and as of the scheduled expiration of the Offer.

    e. since the date of this Agreement, there will have occurred any change that constitutes (or that would likely constitute) a Company Material Adverse Change;

    f. the Board of Directors of the Company or any committee thereof will have withdrawn or materially modified in a manner adverse to Parent or the Purchaser or its recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal;

    g. the Company will have failed to perform or to comply in any material respect with any agreement or covenant to be performed or complied with by it under this Agreement;

    h. The London Stock Exchange will have failed to admit to the Official List of the London Stock Exchange the New Shares or such admission will have not become effective in accordance with paragraph 7.1 of the listing rules of the London Stock Exchange; provided, however, that this condition to the Offer will be deemed to have been met if, assuming the Purchaser had accepted the Shares for payment in the Offer, such Admission would be substantially certain to occur; and

    i. the Merger Agreement will have been terminated in accordance with its terms.

  The foregoing conditions are for the sole benefit of Parent and the Purchaser, may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to such condition and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser, subject in each case to the terms of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

 Stock Option Agreement

  Pursuant to the Stock Option Agreement, the Company granted to the Purchaser the Stock Option to purchase the Option Shares at the Option Price, subject to the terms and conditions set forth in the Option Agreement; provided, however, that the Stock Option will not be exercisable if the number of shares subject thereto exceeds the number of authorized shares available for issuance.

  The Option Agreement provides that, subject to the conditions therein and any additional requirements of law, the Stock Option may be exercised by the Purchaser, in whole but not in part, at any one time after the occurrence of a Top-up Exercise Event (as defined below) and prior to the Termination Date (as defined below). For the purpose of the Stock Option Agreement, a "Top-up Exercise Event" would occur upon the Purchaser's acceptance for payment pursuant to the Offer of shares of Common Stock constituting more than 50% but less than 90% of the shares of Common Stock then outstanding on a fully diluted basis, and the Termination Date would occur upon the first to occur of any of the following: (i) the Effective Time; (ii) the date which is ten (10) business days after the occurrence of a Top-up Exercise Event; (iii) the termination of the Merger Agreement and (iv) the date on which the Purchaser waives the Minimum Condition and accepts for payment the Revised Minimum Number of Shares.

  The Option Agreement provides that the obligation of the Company to deliver Option Shares upon the exercise of the Stock Option is subject to the following conditions: (i) all waiting periods, if any, under the HSR Act applicable to the issuance of the Option Shares will have expired or have been terminated and (ii) there will be no preliminary or permanent injunction or other final, non-appealable judgment by a court of competent jurisdiction preventing or prohibiting the exercise of the Stock Option or the delivery of the Option Shares in respect of such exercise.

 Shareholder Agreement

  As a condition and inducement to Parents and the Purchaser's entering into the Merger Agreement and incurring the liabilities therein, certain shareholders of the Company (each a "Shareholder") who have voting power and dispositive power with respect to an aggregate of 1,290,868 Shares, representing approximately 11.55% of the Shares outstanding on December 31, 1997, concurrently with the execution and delivery of the Merger Agreement entered into the Shareholder Agreement. The Shareholders are David W. Hanna, George Riviere and Jeffrey E. Gold, the President and Chief Executive Officer, Vice President and Vice President, respectively, of the Company. Pursuant to the Shareholder Agreement, each of the Shareholders has agreed to validly tender, in accordance with the terms of the Offer promptly, all Shares subject to the Shareholder Agreement. Each Shareholder agreed not to withdraw his Shares so tendered unless the Offer is terminated or expired. Each of the Shareholders has granted Parent an irrevocable proxy with respect to the voting of such Shares in favor of the Merger, which proxy will terminate in the event that the Purchaser waives the Minimum Condition and accepts for payment the Revised Number of Shares.

  Each of the Shareholders has agreed that, prior to the termination of the Shareholder Agreement pursuant to its terms, he will not (i) transfer, or consent to the transfer, of any or all of the Shares; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Shares; (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of the Shareholder's obligations under the Shareholder Agreement or the Merger Agreement.

  The Shareholder Agreement, and all rights and obligations of the parties thereto, will terminate immediately upon the earlier of (i) six months following the termination of the Merger Agreement in accordance with its terms or (ii) the Effective Time.

 Confidentiality Agreement

  The Company entered into a Confidentiality Agreement, dated January 14, 1998, with Parent (the "Confidentiality Agreement"). The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent has agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the Company relating to the Company subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely in connection with the certain future business agreements relating to the Company. The Confidentiality Agreement has been filed with the SEC as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

 Indemnification

  The Company's articles of incorporation and the articles of incorporation of Manzanita Software Systems, Inc. ("Manzanita"), a subsidiary of the Company, provide that the liability of the directors of each entity for monetary damages will be eliminated to the fullest extent permissible under California law and that each entity is authorized to provide indemnification of agents in excess of the indemnification otherwise permitted under the GCL subject to certain limitations under the GCL.

  The Company's bylaws and the bylaws of Manzanita provide that each entity will indemnify, to the maximum extent permitted by the GCL, each of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation. For purposes of the indemnification provision in the bylaws, agent is defined as any person who is or was a director, officer, employee, or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee, or agent of a corporation which was a predecessor corporation of the Company or Manzanita or of another enterprise at the request of such predecessor corporation.

  The Company intends to enter into indemnification agreements (each an "Indemnification Agreement" and collectively, the "Indemnification Agreements") with each officer and director (each an "Indemnittee") of the Company prior to the consummation of the tender offer. Pursuant to the Indemnification Agreements, the Company will indemnify each Indemnitee if Indemnitee is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that Indemnitee is or was a director, officer, employee or agent of the Company, or any subsidiary of the Company, by reason of any action or inaction on the part of Indemnitee while a director or officer or by reason of the fact that Indemnitee is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval will not be unreasonably withheld) actually and reasonably incurred by Indemnitee in connection with such action, suit or proceeding if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and, with respect cause to believe Indemnitee's conduct was unlawful.

  In addition, the Indemnification Agreements provide that the Company will indemnify Indemnitee if Indemnitee was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or in the right of the Company or any subsidiary of the Company to procure a judgment in its favor by reason of the fact that Indemnitee is or was a director, officer, employee or agent of the Company, or any subsidiary of the Company, by reason of any action or inaction on the part of Indemnitee while a director of officer or by reason of the fact that Indemnitee is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) and, to the fullest extent permitted by law, amounts paid in settlement, in each case to the extent actually and reasonably incurred by Indemnitee in connection with the defense or settlement of such action, suit or proceeding if Indemnitee acted
in good faith and in a manner Indemnitee   reasonably believed to be in or not
opposed to the best interests of the Company and its shareholders, except that no indemnification will be made in respect of any claim, issue or matter as to which Indemnitee will have been adjudged to be liable to the Company in the performance of Indemnitee's duty to the Company and its shareholders unless and only to the extent that the court in which such action, suit or proceeding is or was pending will determine upon application that, in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court will determine.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors.

  The Board of Directors of the Company has unanimously (a) approved the Merger Agreement, the Stock Option Agreement, the Offer and the Merger and the other transactions contemplated thereby, (b) determined that the Offer Price to be received by the Company's shareholders pursuant to the Offer and the Merger is fair to the shareholders and (c) recommends that the Company's shareholders tender their Shares pursuant to the Offer.

  (b) Background of the Offer; Reasons for the Recommendation.

  Background. From time to time since 1994, the Company has discussed possible strategic alliances and business combination transactions with various companies, including Parent. The Company's position with respect to such discussions has been that, while the Company was not for sale, the Company was prepared to consider potential strategic alliances and business combinations in order to maximize shareholder value.

  In February 1994, Mr. David W. Hanna, the Company's President and Chief Executive Officer, met with Messrs. Paul A. Walker, Parent's President, and Michael E.W. Jackson, Parent's Chairman, as well other representatives of Parent. At this meeting, the parties exchanged information relating to each of their respective companies but did not discuss a possible business combination. Except for brief product due diligence discussions in the fall of 1995, the parties did not engage in discussions again until November 1995, when representatives of each of the Company and Parent discussed the status of their respective businesses.

  In July 1996, Mr. Hanna met with Mr. Walker and other representatives of Parent. At this meeting, Mr. Hanna provided an update of the Company's marketing and product initiatives. The parties also discussed, on a preliminary basis, the possibility of a merger transaction although there was no discussion of price or valuation.

  In July 1996, representatives of each of BT Alex. Brown Incorporated, Parent's financial advisor ("BT Alex. Brown"), and UBS Securities LLC, the Company's financial advisor ("UBS"), met to discuss a possible business combination between Parent and the Company. At this meeting, BT Alex. Brown representatives indicated that Parent might be willing to explore a possible business combination with the Company for a purchase price in the range of $15.00 to $20.00 per Share. Representatives of UBS indicated that the Company's Board of Directors was unlikely to consider a transaction with Parent at the indicated levels.

  In October 1996, representatives of each of the Company and Parent met again. At this meeting, the possibility of a business combination was discussed further and Parent indicated that it might be prepared to acquire all of the outstanding Shares of the Company for $15.00 per Share. The Company's representative rejected this proposal and the parties ceased further discussions until the spring of 1997.

  From time to time in March 1997, representatives of each Parent and the Company met to discuss the possibility of exploring whether to consider a business combination. During this time, representatives of each of BT Alex. Brown and UBS discussed by telephone their respective preliminary views regarding the valuation of the Company. Although BT Alex. Brown indicated that Parent might be willing to pay a price in the range of $16.00 to $18.00 per Share, UBS indicated that the Company likely would not consider a proposal of less than $20.00 per Share.

  In September 1997, a representative of the Company met with representatives of Parent and discussed the business of the Company and management's expectations for the Company's future performance as well as the possibility of a business combination.

  In mid-November of 1997, a representative of the Company met with representatives of Parent and further discussed a possible business combination and the terms of a possible proposal Parent might be prepared to make. At this meeting, the parties discussed the relative benefits of a business combination between the Company and Parent. In addition, the Company's representative indicated that he did not believe that the Company's Board of Directors would be interested in a transaction at a purchase price of less than $20.00 per Share.

  During December 1997, Parent continued its review of the Company's products through product review meetings with the Company.

  On December 15, 1997, a representative of Parent telephoned a representative of the Company to indicate that Parent was prepared to submit a proposal to acquire all of the outstanding Shares of the Company at an all-cash purchase price of $20.00 per Share, subject to Parent's satisfactory completion of its due diligence.

  On December 18, 1997, a meeting of the Board of Directors of the Company was held during which the Company's President and Chief Executive Officer informed the Board of Directors of discussions with Parent relating to a possible business combination. The Board of Directors discussed Parent's proposal. Although no decision was reached with respect to the terms of a business combination, the Board of Directors instructed the Company's President and Chief Executive Offer to continue discussions with Parent. Subsequently, Parent made an acquisition proposal at $20.00 per Share.

  On December 23, 1997, the Company's Board of Directors met again to discuss the status of the negotiations with Parent and the proposed terms. At this meeting, UBS presented its analysis with respect to the financial terms of Parent's proposal. The Board of Directors instructed the Company's President and Chief Executive Officer to continue the negotiations with Parent.

  On January 7 and 8, 1998, representatives of the parties met to discuss further the Company's business. On January 9, 1998, representatives of Parent indicated that Parent would be prepared to propose an all-cash purchase price of $21.50 per Share. The Company's representative indicated that he did not believe that the Company's Board of Directors would find such price acceptable. After further discussions at this meeting, Parent's representatives indicated that they would explore whether Parent would be prepared to offer $22.00 per Share. Subsequent to this meeting, representatives of Parent proposed to acquire all of the Company's outstanding Shares for an all-cash purchase price of $22.00 per Share, subject to negotiation of definitive agreements and completion of additional due diligence.

  On January 14, 1998, the Company and Parent entered into a confidentiality agreement pursuant to which each party agreed to keep all information relating to the proposed transaction confidential and which included a "standstill" provision. Parent then commenced its due diligence of the Company.

  On January 20 and 21, 1998, representatives of each of Parent and the Company and their legal and financial advisors met to discuss issues relating to the proposed transaction, including possible legal structures and Parent's potential financing arrangements.

  On January 24, 1998, the Company's Board of Directors met and discussed the terms of the Merger Agreement, the Stock Option Agreement and the Shareholders Agreement. The Board of Directors advised the Company's President and Chief Executive Officer that he should continue negotiations and report again to the Board of Directors.

  From January 24, 1998 through to January 27, 1998, representatives of the Company, and the Company's legal advisors, and Parent, and Parent's legal advisors, negotiated the terms of the Merger Agreement and the Stock Option Agreement. Simultaneously, Parent, and Parent's legal advisors, negotiated the terms of the Shareholders Agreement with certain shareholders of the Company and their legal advisor.

  On the afternoon of January 26, 1998, the Company's Board of Directors met and reviewed and discussed the Merger Agreement, the Stock Option Agreement and the Shareholders Agreement. At this meeting, UBS delivered its oral opinion to the Company's Board of Directors that, as of such date, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger as contemplated in the Merger Agreement was fair, from a financial point of view, to such holders (and such oral opinion was subsequently confirmed by delivery of the written opinion of UBS, dated January 26, 1998). The Board of Directors then voted and unanimously approved the Merger Agreement and the Stock Option Agreement.

  On January 27, 1998, Parent and the Company executed the Merger Agreement and the Stock Option Agreement. Simultaneously, Parent and certain shareholders of the Company executed the Shareholders Agreement.

  Factors Considered by the Board of Directors. In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all shareholders tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

(i) the financial and other terms of the Offer, the Merger and the Merger Agreement;

(ii) that the $22.00 per Share tender offer price represents a premium of 33% over the closing price on January 26, 1998, the last full trading day prior to the public announcement of the execution of the Merger Agreement;

(iii) the written opinion of UBS delivered to the Board on January 26, 1998 to the effect that, as of that date, the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger as contemplated in the Merger Agreement is fair, from a financial point of view, to such holders. The full text of UBS' written opinion, which set forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as an Exhibit and is incorporated herein by reference. Shareholders are urged to read the opinion in its entirety. UBS' opinion is directed to the Board of Directors of the Company, addresses only the fairness of the consideration to be received by holders of the shares from a financial point of view and does not constitute a recommendation to any shareholders as to whether such shareholders should accept the Offer and tender its Shares;

(iv) the provisions of the Merger Agreement, including the provision allowing the Company to respond to unsolicited bona fide written proposals concerning an acquisition of the Company that the Company's Board has concluded (A) after receiving advice from its financial advisors, represents a superior transaction not subject to less certain financing than that of Parent and (B) only after receipt of advice from outside legal counsel to the Company, that the failure to respond would cause the Board to violate its fiduciary duties to the Company's shareholders (a "Superior Proposal"), and the provisions which permit the Company to terminate the Merger Agreement upon payment to the Purchaser of a break-up fee in the amount set forth in the description of the Merger Agreement set forth in Item 3(b), in the event that the Board of Directors determines to withdraw its recommendation that shareholders accept the Offer;

(v) Parent's financial condition and ability to cause the Purchaser to meet its obligations under the Merger Agreement;

(vi) the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates; and

(vii) the Board of Directors' belief that the transactions contemplated by the Merger Agreement would offer growth opportunities to the Company's employees.

  The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to the exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company retained UBS as its financial advisor in connection with the Offer and the Merger. Pursuant to a letter agreement, dated as of January 12, 1998, the Company will pay UBS a transaction fee of 1.0% of the aggregate consideration paid in the Offer and the Merger in the event certain key advisors remain with UBS through the Closing of the Merger. Otherwise, the Company is free to make other advisory compensation arrangements. In addition to the foregoing compensation, the Company has agreed to reimburse UBS for its out-of-pocket expenses, including reasonable fees and expenses of its counsel and to indemnify UBS against certain liabilities and expenses arising out of the engagement and the transactions in connection therewith, including certain liabilities under the federal securities laws.

  Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except as described below in this Item 6(a), no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. On December 3, 1997, Susan Rasinski, an outside director of the Company, sold 1,000 Shares at $15.94 per Share. On December 15, 1997, the Company granted to Richard G. Lull, an executive officer of the Company, options to purchase 60,000 Shares at a purchase price of $15.50 per Share.

  (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own shares presently intend to tender such shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

  (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth herein, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Short Form Merger. Under the GCL, if Purchaser acquires, pursuant to the Offer, the Stock Option or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if the Purchaser does not acquire at least 90% of the Common Stock pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under California Law, a significantly longer period of time will be required to effect the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
       1   Agreement and Plan of Merger, dated January 27, 1998, by and among
            The Sage Group plc, Rose Acquisition Corp., and State Of The Art,
            Inc.
       2   Stock Option Agreement, dated January 27, 1998, by and among The
            Sage Group plc, Rose Acquisition Corp., and State Of The Art, Inc.
       3   Shareholder Agreement, dated January 27, 1998, by and among The Sage
            Group plc, Rose Acquisition Corp., and each of David W. Hanna,
            George Riviere and Jeffrey E. Gold
       4   Letter to Shareholders of State Of The Art, Inc., dated February 2,
            1998.
       5   Press Release issued by State Of The Art, Inc., dated January 27,
            1998.
       6   Fairness Opinion of UBS Securities LLC, dated January 26, 1998.
       7   Confidentiality Agreement, dated January 14, 1998, by and between
            The Sage Group plc and State of The Art, Inc.
       8   Severance Agreement, dated March 17, 1997, by and between James R.
            Eckstaedt and State Of The Art, Inc.
       9   Severance Agreement, dated September 22, 1997, by and between
            Gregory G. Davidson and State Of The Art, Inc.
      10   Severance Agreement, dated October 17, 1997, by and between Richard
            G. Lull and State Of The Art, Inc.
      11   Severance Agreement, dated January 24, 1995, by and between Jeffrey
            E. Gold and State Of The Art, Inc.
      12   Severance Agreement, dated March 4, 1996, by and between James P.
            Moore and State Of The Art, Inc.
      13   Severance Agreement, dated January 24, 1995, by and between George
            Riviere and State Of The Art, Inc.
      14   Executive Severance/Change of Control Agreement, dated March 16,
            1996, by and between David R. Butler and State Of The Art, Inc.
      15   Form of Indemnification Agreement.
      16   Form of Amendment to the Executive Severance/Change of Control
            Agreement.
      17   Employment Agreement, dated May 1, 1997, by and between Michael F.
            King and Sybex, Ltd.
      18   Pages 6-13 of the Proxy Statement for State Of The Art, Inc., dated
            April 4,1997, for the Annual Shareholder meeting on May 29, 1997 and the 1997 Employee Stock Purchase Plan attached as an exhibit thereto.
      19   Conditions of the Offer.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          By: /s/ David W. Hanna
                                              ----------------------------------
                                            Name: David W. Hanna
                                            Title:  President and Chief
                                            Executive Officer

Dated: February 2, 1998

                                                                     SCHEDULE I

                            STATE OF THE ART, INC.
                              56 TECHNOLOGY DRIVE
                           IRVINE, CALIFORNIA 92618

                               ----------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about February 2, 1998 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares (the "Shares") of common stock, no par value (the "Common Stock"), of State Of The Art, Inc., a California corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Rose Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of The Sage Group plc, a company organized under the laws of England ("Parent"), to the board of directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated January 27, 1998 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

  Pursuant to the Merger Agreement, on February 2, 1998, the Purchaser commenced a cash tender offer to acquire all of the Shares (the "Offer"). The Offer is scheduled to expire at 12:00 Midnight on March 2, 1998, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a shareholder vote, if required, the Purchaser will be merged with and into the Company (the "Merger").

  The information contained in this Information Statement concerning Parent, the Purchaser and the Parent Designees (as defined below) has been furnished to the Company by either Parent or the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

  The Common Stock is the only class of voting securities of the Company outstanding. Each Share entitles its record holder to one vote. As of December 31, 1997, there were 11,173,945 Shares outstanding and 1,709,227 Shares were reserved for issuance upon the exercise of options to acquire Shares. The Board currently consists of five members and there are currently no vacancies on the Board.

PARENT DESIGNEES

  Pursuant to the Merger Agreement and subject to compliance with applicable law, promptly upon the purchase of, and payment for, any Shares by the Purchaser pursuant to the Offer, and from time to time thereafter as Shares are acquired by the Purchaser, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board (the "Parent Designees") as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares which the Purchaser or any affiliate of the Purchaser owns beneficially bears to the total number of Shares then outstanding. The foregoing notwithstanding, the Merger Agreement further provides that in the event the Parent Designees are elected to the Board, at least two directors who were directors when the Merger Agreement was signed on January 27, 1998, and neither of whom is an officer of the Company (other than the then present Chief Executive Officer of the Company) nor a designee, shareholder, affiliate or associate of Parent (one or more of such directors, the "Independent Directors") shall continue to serve on the Board until the effectiveness of the Merger.

  Parent has informed the Company that Parent will choose the Parent Designees from the list of persons set forth in the following table. With respect to the Parent Designees, the following table, prepared from information furnished to the Company by Parent, sets forth the name, age, citizenship, present principal occupation or employment and five-year employment history for each of the persons who may be designated by Parent as the Parent Designees. Parent has informed the Company that each of such individuals has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1. Unless otherwise indicated below, the business address of each such person is The Sage Group plc, Sage House, Benton Park Road, Newcastle Upon Tyne, England NE7 7LZ.

                                              PRESENT PRINCIPAL OCCUPATION OR
                                               EMPLOYMENT; MATERIAL POSITIONS
      NAME AND CITIZENSHIP       AGE          HELD DURING THE PAST FIVE YEARS
      --------------------       ---          -------------------------------
 Aidan John Hughes.............. 37  Director, Vice-President and Treasurer of Rose
  Citizen of the United Kingdom      Acquisition Corp. since January 1998; Finance
                                     Director of The Sage Group plc since January
                                     1994; Director of Sagesoft Ltd. from 1993 to
                                     1997.
 Michael Edward Wilson Jackson.. 47  Director and President of Rose Acquisition Corp.
  Citizen of the United Kingdom      since January 1998; Director of The Sage Group
                                     plc from October 1988 to present, and Chairman
                                     from October 1997 to present; Director of
                                     Sagesoft Ltd. since October 1988; Director of Hat
                                     Pin plc since June 1996; Director of Bywel
                                     Holdings Ltd. since June 1996; Director of Weyrad
                                     Electronics Ltd. since February 1996; Director of
                                     Quality & Safety Services Ltd. since November
                                     1995; Director of BR QAS Ltd. since November
                                     1995; Director of Steve Dudman Plant Ltd. since
                                     November 1995; Director of Elderstreet Corporate
                                     Finance Ltd. since June 1995; Director of
                                     Photoaward Ltd. since June 1995; Director of
                                     Select Software plc since September 1992;
                                     Director of Matrix Aegis plc since February 1992;
                                     Director of A&M Furniture Hire Ltd. since January
                                     1992; Director of Faverwise Ltd. since October
                                     1991; Director of Elmbridge Village Ltd. since
                                     March 1991; Director of ID Data Holdings Ltd.
                                     since December 1992; Director of Micromuse plc
                                     since September 1993; Director of Golf Park
                                     Developments Ltd. since September 1993; Director
                                     of Baldwin & Francis Ltd since May 1994; Director
                                     of Starburst Ltd. since May 1994; Director of
                                     Spargo Consulting plc since May 1994; Director of
                                     Cedars Village Ltd. since June 1994; Director of
                                     Elderstreet Capital Partners Ltd. since June
                                     1995; Director of Service Power Business
                                     Solutions until December 1996; Director of W
                                     Fearnehough Limited until February 1995; Director
                                     of Target Resources Ltd. until January 1994;
                                     Director of SLS Information Systems until October
                                     1994; Director of Brightstone Properties plc
                                     until October 1993; Director of Pharmasol Ltd.
                                     until February 1993.
 Paul Ashton Walker............. 40  Director, Vice President and Secretary of Rose
  Citizen of the United Kingdom      Acquisition Corp. since January 1998; Director of
                                     The Sage Group plc from October 1988 to present,
                                     and Chief Executive Officer from January 1994 to
                                     present; Director of Sagesoft Ltd. since October
                                     1987; Director of DacEasy, Inc. since 1991;
                                     Director of Sage France SA since November 1996;
                                     Director of KHK Software GmbH & Co. KG since
                                     February 1997; Director of Cussins Property Group
                                     plc since February 1997.
 Kevin Clyde Howe............... 48  Vice President of Rose Acquisition Corp. since
  Citizen of the United States       January 1998; President of Sage U.S. Holdings,
  of America                         Inc. since May 1991; Director of The Sage Group
                                     plc since May 1991. Sage U.S. Holdings, Inc.,
                                     17950 Preston Road, Suite 800, Dallas, Texas
                                     75252.

  Parent has advised the Company that to the best knowledge of Parent, none of the Parent Designees currently is a director of, or holds any position with, the Company, and except as disclosed in the Offer to Purchase, none of the Parent Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission (the "SEC"), except as may be disclosed in the Offer to Purchase. None of the Parent Designees has any family relationship with any director or executive officer of the Company.

  Parent has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

  It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than March 2, 1998, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Company's Board of Directors. Parent has informed the Company that it will choose the Parent Designees from the individuals shown in the table to serve on the Board of Directors.

                        DIRECTORS AND EXECUTIVE OFFICERS

THE CURRENT MEMBERS OF THE BOARD

  The names of the current directors, their ages as of January 30, 1998 and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by the Purchaser pursuant to the Offer.

                             YEAR FIRST
                             ELECTED A            POSITION WITH THE COMPANY OR
NAME OF DIRECTOR         AGE  DIRECTOR  PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
----------------         --- ---------- -----------------------------------------------
David W. Hanna..........  59    1985    Mr. Hanna has served as a director of the Com-
                                        pany since 1985. He was appointed Chairman of
                                        the Board and Chief Executive Officer of the
                                        Company in November 1993, and in February 1994
                                        he was also appointed as President. Since May
                                        1992, Mr. Hanna has been Chairman of Kelly-Hanna
                                        Capital Management Company, an investment man-
                                        agement company. Since June 1984, Mr. Hanna has
                                        been President of the Hanna Group, a privately
                                        held operational consulting firm based in Menlo
                                        Park, California, which he founded. Mr. Hanna
                                        previously served as President, Chief Executive
                                        Officer and Chairman of the Company from March
                                        1985 to July 1985 and as the Company's Chairman
                                        of the Board from March 1985 to September 1987.
                                        Also as a consultant, Mr. Hanna served from 1991
                                        to 1992 as President of Ventura Software, Inc.,
                                        a maker of desktop publishing related software,
                                        in 1990 as President of Emulex Corporation, a
                                        computer peripheral products company, in 1989 as
                                        President and Chief Executive Officer of Xerox
                                        Desktop Software, the predecessor of Ventura
                                        Software, Inc., and in 1988 as President and
                                        Chief Executive Officer of NetFRAME, a maker of
                                        high performance file servers. In 1987, Mr.
                                        Hanna was President and Chief Executive Officer
                                        of Versatec, Inc., a manufacturer of electro-
                                        static plotters.
George Riviere..........  46    1983    Mr. Riviere joined the Company in October 1982
                                        as its Vice President--Development. He has been
                                        a director of the Company since 1983. In 1985,
                                        he was appointed Vice President--Research and
                                        Development. Prior to his employment with the
                                        Company, he was Vice President of Development
                                        with Application Software Corp., a division of
                                        MAI Basic Four, Inc., a California-based sup-
                                        plier of computer products and services, which
                                        position he had held since 1979. From 1974 to
                                        1979 he was the Vice President of Development of
                                        Interactive Computer Systems, Inc., a firm en-
                                        gaged in the development of accounting software.

                             YEAR FIRST
                             ELECTED A            POSITION WITH THE COMPANY OR
NAME OF DIRECTOR         AGE  DIRECTOR  PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
----------------         --- ---------- -----------------------------------------------
Susan L. Rasinski.......  35    1989    Ms. Rasinski has served as a director of the
                                        Company since 1989. Ms. Rasinski is presently a
                                        managing director at Eagle Creek Capital, an in-
                                        vestment management firm. From April 1994 until
                                        September 1996, Ms. Rasinski was a principal at
                                        Robertson, Stephens & Company, a nationwide in-
                                        vestment banking firm focusing on emerging
                                        growth company, a position she held since April
                                        1994. From November 1990 to April 1994, Ms.
                                        Rasinski served as the director of Corporate De-
                                        velopment at Resna Industries, Inc., a San Fran-
                                        cisco-based environmental services concern. From
                                        1988 to 1990, Ms. Rasinski was an associate at
                                        Robertson, Stephens & Company. Prior to attend-
                                        ing Harvard Business School from 1986 to 1988,
                                        Ms. Rasinski was employed as a business analyst
                                        from 1984 to 1986 at the management consulting
                                        firm of McKinsey & Co.
W. Frank King...........  58    1992    Mr. King has served as a director of the Company
                                        since 1992. Mr. King is presently serving as
                                        President and Chief Executive Officer of PSW
                                        Technologies, Inc. (formerly a division of
                                        Pencom, Inc.) a provider of software-related en-
                                        gineering, development and support services.
                                        From 1988 to 1992, Mr. King served as Senior
                                        Vice President of Development for Lotus Develop-
                                        ment Corporation, and from 1969 to 1988, Mr.
                                        King was employed with IBM Corporation, serving
                                        in his last assignment with IBM as Vice Presi-
                                        dent of Development, Entry Systems Division. Mr.
                                        King is also a director of Weitek Corporation,
                                        Excaliber Technologies Corporation, Auspex Sys-
                                        tems, Inc., Systernsoft Corporation and PSW
                                        Technologies.
James H. Clement, Jr....  43    1994    Mr. Clement has served as a director of the Com-
                                        pany since 1994. He has been a private investor
                                        and consultant since 1991, providing financial
                                        consulting services to businesses. From 1989 to
                                        1991 Mr. Clement served as a consultant with
                                        Merit Energy Company, a manager of partnerships
                                        that acquire producing oil and gas properties,
                                        and from 1984 to 1989 he was employed with King
                                        Ranch, Inc., a multinational agribusiness and
                                        oil and gas exploration company, serving as Vice
                                        President and Treasurer. Mr. Clement continues
                                        to serve as a director of King Ranch and also
                                        served as managing director of King Ranch in
                                        late 1994 and early 1995 until a permanent chief
                                        executive officer was hired for the King Ranch.

  Each of the directors has been engaged in the principal occupation(s) described above during the past five (5) years. There are no family relationships among any of the directors or executive officers of the Company.

INFORMATION CONCERNING THE BOARD

  The Board held five meetings during the fiscal year ended December 31, 1997. Each of the directors attended at least 75% of the aggregate number of meetings of the Board and each Board committee on which he or she served. The Board has standing Executive, Audit and Compensation Committees, but does not have a Nominating Committee. The entire Board performs the function of a Nominating Committee.

  The Executive Committee held two meetings during fiscal year ended December 31, 1997. The Executive Committee is empowered to act for and on behalf of the Board and its committees, but may not undertake actions reserved in the Bylaws to the Board itself, such as filling vacancies on the Board and declaring certain dividends to shareholders. Currently, Mr. Hanna, Ms. Rasinski and Mr. King are members of the Executive Committee.

  The Audit Committee of the Board held three meetings during the fiscal year ended December 31, 1997. The Audit Committee's responsibility is to review and act, or report to the Board, on various audit and accounting matters, including management's plan for engaging the Company's independent public accountants, the scope of the audit procedures, the nature of the services to be performed by, and the fees to be paid to, the auditors, and any changes in the Company's accounting standards. Currently, Ms. Rasinski and Mr. Clement are members of the Audit Committee.

  The Compensation Committee of the Board held one meeting during the fiscal year ended December 31, 1997. The Compensation Committee is responsible for making recommendations to the Board concerning such executive compensation arrangements and plans as the Board deems appropriate, and the grant of stock options to selected employees under the Company's stock plans. Currently, Ms. Rasinski and Mr. King are members of the Compensation Committee.

  The Company pays its non-employee directors an annual retainer of $5,000, plus the amount of $1,000 per Board meeting attended, plus reimbursement for reasonable expenses incurred in attending meetings. No additional fees are paid for participation in committee meetings. Directors who are officers of the Company receive no additional compensation for Board service. Non-employee directors also participate in the Company's Stock Option Plan for Non-Employee Directors. Non-employee directors in office on February 17, 1994 each received options to purchase 10,000 shares of Common Stock. [All such options vested six months after the date of the annual meeting at which the Company's shareholders approved this stock option plan.] Upon initial election to the Board, a director receives an option to purchase 15,000 shares of Common Stock. Upon the date of each Company annual shareholder meeting at which a director is reelected, the director receives an option to purchase 10,000 shares of Common Stock. These latter two grant types vest at a rate of 25% per year over four years. All options under this plan expire after five years. The option price is the Common Stock's closing price on the day of the grant.

EXECUTIVE OFFICERS OF THE COMPANY

  The following individuals currently serve as executive officers of the
Company:

NAME                       AGE                   POSITION(S) HELD
----                       ---                   ----------------
David W. Hanna............  59 Chairman of the Board, President, and Chief
                                Executive Officer
George Riviere............  46 Vice President, Midrange Products Engineering and
                                Director
James R. Eckstaedt........  43 Vice President, Finance, Chief Financial Officer,
                                and Secretary
Jeffrey E. Gold...........  50 Vice President, Entry Level Products Engineering
James P. Moore............  33 Vice President, Customer Support
David R. Butler...........  42 Vice President, Sales
Gregory G. Davidson.......  36 Vice President and General Manager, Client/Server
                                Division
Richard G. Lull...........  44 Vice President, Marketing
Michael F. King...........  44 Vice President and General Manager, ProvideX
                                Division

  See "The Current Members of the Board" above for background information on Messrs. Hanna and Riviere.

  Mr. Eckstaedt joined the Company in March 1997 and replaced Joe R. Armstrong, the Company's former Chief Financial Officer, who retired in March 1997. From July 1996 until joining the Company, Mr. Eckstaedt was Senior Vice President and Chief Financial Officer at the Cerplex Group Inc., an outsourcing service for the computer industry. From 1987 to 1996, Mr. Eckstaedt held various management positions, including Vice President of Finance, Vice President and Treasurer with Western Digital Corp., a leading manufacturer of data storage devices for computers. He has held senior finance and auditing positions at Price Waterhouse, Petrolane, Inc., and Tomy Corporation. Mr. Eckstaedt is a graduate of Valparaiso University and is a certified public accountant.

  Mr. Gold joined the Company in December 1994 upon the completion of the merger between the Company and Manzanita Software Systems. Mr. Gold was a co-founder of Manzanita Software Systems and served as its Chief Technical Officer and Chairman from 1990 through 1994. Mr. Gold served as President and Chief Executive Officer of Manzanita Software Systems from 1984 to 1990. From 1983 to 1984, Mr. Gold was the director of Special Projects for ASK Computer, a manufacturer of minicomputer and microcomputer based accounting software. Prior thereto, Mr. Gold founded and served as President of MicroGold, Inc., a computer software company focused on software development for Apple Computer systems. From 1971 to 1980, Mr. Gold was employed with ESL Corporation, a defense contractor, as an Engineering Department Manager responsible for the development of sophisticated reconnaissance and direction finding systems.

  Mr. Moore joined the Company in March 1996. From 1993 until he joined the Company, Mr. Moore served as director of Operations, and then as Senior Director, information Services and Facilities, for Delrina Corporation, a developer and marketer of microcomputer software. From 1987 through 1993, he served as National Customer Support and Service Manager for Lotus Development Corporation, a business applications software developer and marketing firm, in Toronto, Ontario, Canada. In 1986 and 1987, he was a programmer analyst for Kakari Systems Limited in Edmonton, Alberta, Canada, and for the provincial government of Quebec. Mr. Moore is a 1986 graduate of the University of Alberta.

  Mr. Butler joined the Company in April 1996. From 1993 through his joining the Company, Mr. Butler was the Director of Sales for the southern and western United States for Lawson Software, a developer of high-end accounting software. From 1991 through 1993, he was the Western United States Regional Manager for Bachman Information Systems, Inc., a seller and implementer of CASE software tools for the IBM AD/Cycle market. From 1990 through 1991, Mr. Butler was the Southern California Branch Manager for VERSYSS, Inc., a manufacturer of turnkey hardware and software solutions.

  Mr. Davidson was named Vice President of Client/Server Engineering in January of 1997. Previously he served as the Company'sVice President of Development for the Troy, Michigan, development center. In 1994, he founded Systems Engineering Group, a client/server consulting firm, and served as its President. Until 1994, Mr. Davidson was with Platinum Software Corporation, where he served as Vice President of Platinum's Michigan development center and as President of Platinum's financial systems division. Prior to his tenure at Platinum, Mr. Davidson served as President of Systems Engineering Associates ("SEA"), a custom software development firm that was acquired by Platinum in 1992. Before founding SEA in 1989, Mr. Davidson provided contract software engineering services to General Motors Corporation, Chrysler Corporation, and other Detroit-area manufacturing and distribution clients.

  Mr. Lull joined the Company in October 1997. From 1996 until he joined the Company, Mr. Lull was self-employed as a management consultant. From 1994 until 1996, Mr. Lull was President, Chief Executive Officer and Vice President, Sales and Marketing of Penultimate, Inc., a software company. Prior to joining Penultimate, Inc., from late 1990 until early 1994, Mr. Lull was Executive Vice President, Sales and Field Marketing for Fujitsu Business Systems.

  Mr. King joined the Company in 1997. From 1982 until 1997, Mr. King served as President and as a director of Sybex Ltd., a software development company based in Markham, Ontario. Since 1994, Mr. Lull has served as President and as a director of BBICON, Inc., a software marketing company.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following table sets forth information concerning the cash and non-cash compensation in each of the last three fiscal years for the Company's Chief Executive Officer and the next four most highly compensated executive officers during the fiscal year ended December 31, 1997:

                                                        LONG TERM
                                     ANNUAL            COMPENSATION
                                COMPENSATION(1)           AWARDS
                             ----------------------    ------------
                                                        SECURITIES
                                                        UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR  SALARY   BONUS       OPTIONS(#)  COMPENSATION(2)
---------------------------  ---- -------- --------    ------------ ---------------
David W. Hanna...........    1997 $324,423 $(5)           50,000        $  --
 Chairman of the Board,
  President and              1996  250,000  137,000          --            --
 Chief Executive Officer     1995  250,000   75,000      100,000           --
George Riviere...........    1997  163,308    (5)            --          2,725(3)
 Vice President--Midrange
  Products                   1996  146,875   55,625       50,000         2,707
 Engineering                 1995  143,636   40,547          --          1,330
James R. Eckstaedt.......    1997  126,654   20,000(5)    75,000        11,907(4)
 Chief Financial Officer,    1996      --       --           --            --
 Vice President--
 Finance and Secretary       1995      --       --           --            --
Jeffrey E. Gold..........    1997  134,002    (5)            --          4,750
 Vice President--Entry
  Level Products             1996  125,275   39,375          --          4,670
 Engineering                 1995  115,500   27,125          --          3,548
David R. Butler..........    1997  150,346    (5)         25,000           --
 Vice President--Sales       1996  108,962   48,394       50,000           --
                             1995      --       --           --            --

--------
(1) Amounts shown include compensation deferred pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended.
(2) Amounts shown include contributions made by the Company pursuant to the Company's 401(k) Profit Sharing Plan.
(3) Amounts shown include annual premiums of $695 paid by the Company on term life insurance policies for the benefit of Mr. Riviere.
(4) Includes a signing bonus of $10,000 paid to Mr. Eckstaedt in March 1997.
(5) The Company has not determined the full bonuses payable to executive officers for the fiscal year ended December 31, 1997. Such bonuses are generally determined by late February of the following year. The maximum bonus payable to each executive officer is 50% of such executive's base salary for the year ended December 31, 1997. Accordingly, the maximum amount payable to each of Messrs. Hanna, Riviere, Eckstaedt, Gold and Butler is $150,000, $70,000, $66,000, $50,000 and $75,000, respectively.
    As of the date hereof, Messrs. Riviere, Eckstaedt, Gold and Butler have received from the Company $17,500, $20,000 $12,500 and $42,338, respectively, as prepayment of such bonus amounts.

GRANTS OF STOCK OPTIONS

  The following table sets forth certain information with respect to stock options granted to the Company's Chief Executive Officer and each of the Company's next four most highly compensated officers during the fiscal year ended December 31, 1997:

                       OPTION GRANTS IN LAST FISCAL YEAR


                                          INDIVIDUAL GRANTS
                         ---------------------------------------------------  POTENTIAL REALIZABLE
                                              % OF TOTAL                        VALUE AT ASSUMED
                                               OPTIONS                       ANNUAL RATES OF STOCK
                                              GRANTED TO                     PRICE APPRECIATION FOR
                         NUMBER OF SECURITIES EMPLOYEES  EXERCISE                 OPTION TERM
                          UNDERLYING OPTIONS  IN FISCAL  PRICE(1) EXPIRATION ----------------------
          NAME                GRANTED(#)         YEAR     ($/SH)     DATE      5% ($)     10% ($)
          ----           -------------------- ---------- -------- ---------- ---------- -----------
David W. Hanna..........        50,000           11.2%   $12.375    1/2/00      $97,530    $204,806
David R. Butler.........        25,000            5.6     12.375   2/25/02       85,475     188,877
James R. Eckstaedt......        75,000           16.9      9.625   4/22/02      199,441     440,712
George Riviere..........          --              --        --        --         --         --
Jeffrey E. Gold.........          --              --        --        --         --         --

--------
(1) All grants were made at the market price of the Shares on the date of grant.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth information concerning the exercise of options under the Company's 1990 and 1994 Stock Option Plans by the Company's Chief Executive Officer and each of the Company's next four most highly compensated officers during the fiscal year ended December 31, 1997 and the value of such unexercised options held as of the fiscal year ended December 31, 1997.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES


                                                 NO. OF SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                          UNEXERCISED                     IN-THE-MONEY
                           SHARES                    OPTIONS AT FY-END(#)            OPTIONS AT FY-END($)(1)
                         ACQUIRED ON    VALUE    --------------------------------   -------------------------
          NAME           EXERCISE(#) REALIZED($)  EXERCISABLE      UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
          ----           ----------- ----------- --------------   ---------------   ----------- -------------
David W. Hanna..........      --          --              470,833           79,167  $4,162,498    $409,378
George Riviere..........      --          --               20,833           29,167      88,540     123,960
David R. Butler.........      --          --               20,833           54,167      88,540     220,835
James R. Eckstaedt......      --          --             --                 75,000       --        496,875
Jeffrey E. Gold.........      --          --               52,672          --          511,074       --

--------
(1) Market value of the underlying securities at year-end, minus the exercise price of the options.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of December 31, 1997 for (i) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company, (iii) the Company's Chief Executive Officer and each of the Company's next four most highly compensated executive officers during the fiscal year ended December 31, 1997 and (iv) all directors and executive officers of the Company as a group. Except as may be indicated in the footnotes to the table, each such person has the sole voting and investment power with respect to the Shares owned, subject to applicable community property laws.

                                                                     PERCENTAGE
                                                       SHARES         OF CLASS
                                                     BENEFICIALLY   BENEFICIALLY
                        NAME                            OWNED         OWNED(1)
                        ----                         ------------   ------------
GeoCapital Corporation..............................    876,190          7.8%
 767 Fifth Avenue
 New York, NY 10153
Nevis Capital Management............................  1,032,862          9.2%
 1119 Saint Paul Street
 Baltimore, MD 21202
Frontier Capital Management.........................    573,040          5.1%
 99 Summer Street
 Boston, MA 02110
David W. Hanna......................................    173,811(2)       1.6%
 56 Technology Drive
 Irvine, CA 92618
George Riviere......................................    700,221(3)       6.3%
 56 Technology Drive
 Irvine, CA 92618
Susan L. Rasinski...................................      6,845(4)         *
W. Frank King.......................................      6,000(5)         *
James H. Clement, Jr................................     54,250(6)         *
Jeffrey L. Gold.....................................    479,836(7)       4.3%
All officers and directors as a group
 (12 persons).......................................  1,421,033(8)      12.7%

--------
  * Represents less than 1% of the outstanding shares.
 (1) Percentages based on shares actually owned or which the individual possesses a right to acquire within 60 days as of December 31, 1997.
 (2) Excludes 499,999 shares subject to options exercisable within 60 days of December 31, 1997, granted to Mr. Hanna under the Company's stock plans. Shares owned by Mr. Hanna are held by him as trustee of the David W. Hanna Trust.
 (3) Excludes 22,917 shares subject to options exercisable within 60 days of December 31, 1997, granted to Mr. Riviere under the Company's stock plans.
 (4) Excludes 25,000 shares subject to options exercisable within 60 days of December 31, 1997, granted to Ms. Rasinski under the Company's stock plans.
 (5) Excludes 35,000 shares subject to options exercisable within 60 days of December 31, 1997, granted to Mr. King under the Company's stock plans.
 (6) Excludes 18,750 shares subject to options exercisable within 60 days of December 31, 1997, granted to Mr. Clement under the Company's stock plans.

(7) Excludes 52,672 shares subject to options exercisable within 60 days of December 31, 1997, granted to Mr. Gold under the Company's stock plans.
(8) Excludes 759,963 shares subject to options exercisable within 60 days of December 31, 1997 (including 29,167 shares subject to options granted to David R. Butler).

                 COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
                      PARTICIPATION; CERTAIN TRANSACTIONS

  Ms. Rasinski and Mr. King served as members of the Compensation Committee during the fiscal year ended December 31, 1997. Neither Ms. Rasinski nor Mr. King was an officer or an employee of the Company or any of its subsidiaries during such time.

  Neither the Company nor any of its directors, nominees, officers, or beneficial owners of more than five percent of the outstanding Common Stock, or any immediate family member of the foregoing, are, or during fiscal 1997 at any time were, or are proposed to be, parties to, or have a direct or indirect material interest in, any relationships or transactions, or series of related transactions, described in Item 404 of Regulation S-K promulgated by the SEC.

EMPLOYMENT CONTRACTS; TERMINATION OF EMPLOYMENT; AND CHANGE-IN-CONTROL ARRANGEMENTS

  The Company has entered into an employment agreement with David W. Hanna, and severance agreements with George Riviere, Jeffrey E. Gold, James R. Eckstaedt and David R. Butler.

 Employment Agreement

  The Company entered into an employment agreement with Mr. Hanna that became effective February 17, 1994. The agreement may be terminated by the Company at any time. The material features of the employment agreement with Mr. Hanna provide for an annual base salary of $250,000, with a bonus to be determined by mutual agreement between Mr. Hanna and the Company. In January, 1997 Mr. Hanna's salary was adjusted to an annual base salary of $325,000. Pursuant to the employment agreement, Mr. Hanna was also granted options under the Company's 1994 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan to purchase an aggregate of 400,000 shares of the Common Stock. With respect to 300,000 of such Shares, the option exercise price is the fair market value of the Common Stock on the date of grant, and with respect to the remaining 100,000 Shares the option exercise price is 125% of such fair market value. Twenty-five percent of the option Shares were fully vested on the date of grant, and the remaining Shares have fully vested.

  Mr. Hanna's employment agreement provides that if Mr. Hanna's employment is terminated by the Company without cause, or if such employment is terminated by Mr. Hanna for good reason, the Company is required to pay him severance pay equal to: (i) 12 months' base salary, plus (ii) a pro rata portion of bonuses payable under the then effective bonus formula, using the actual financial results through the date of termination (provided that if a bonus formula has not been established for the year in which the termination occurs, the Company will pay a pro rata portion of the prior year's bonus). For purposes of the employment agreement, "cause" is defined as the employee's willful breach of, habitual neglect of, or continued incapacity to perform, duties in the course of employment, and "good reason" is defined as any significant diminution of position or responsibilities of the employee, substantial reduction in facilities or perquisites provided to the employee, material reduction in benefits unless such reduction is applicable to employees of the Company generally, relocation of the employee to a location outside Southern California, or material breach of the employment agreement by the Company.

  In addition, Mr. Hanna's employment agreement provides that if Mr. Hanna's employment is terminated for any reason following a change of control, the Company is required to pay him severance pay equal to: (i) 18 months' base salary, plus (ii) the accrued bonuses, if any, payable through the date of termination, plus (iii) an amount equal to the aggregate bonus for the preceding year. In the event that Mr. Hanna's employment is terminated by the Company without cause, or if such employment is terminated by Mr. Hanna for good reason, or if such employment is terminated for any reason following a change of control, then an additional number of the option shares granted under the employment agreement equal to the remaining balance of unvested shares or 100,000 shares, whichever is less, shall vest upon such termination.

 Severance Agreements

  On January 24, 1995, the Company entered into severance agreements with Mr. Riviere and Mr. Gold and, in 1996, the Company entered into a Severance Agreement with Mr. Butler. The agreements remain in effect for an initial period of one year. After January 24, 1996, unless the Company or the employee provides a non-renewal notice to the other party, then each agreement will automatically be extended by one month at the end of each month, so that the remaining term of the agreement is one year from the date of extension. Notwithstanding the foregoing, the agreements terminate on January 24, 2000. The agreements provide the employee with an annual base salary and an annual target bonus. If the employee is involuntarily terminated other than for cause within 12 months following a change of control, then pursuant to the agreement, the employee will be entitled to the following: (i) 12 months' base salary, (ii) a pro-rata portion of the target bonus for the year, (iii) Company-paid insurance for one year and (iv) immediate vesting of options held by the employee that would become exercisable if the employee remained employed by the Company for a period of 36 months. The agreements also provide that if the employee is involuntarily terminated prior to or in the absence of a change of control within two years of the effective date of the agreements, then the employee is entitled to receive the following: (i) 12 months' base salary, (ii) a pro-rata portion of the target bonus for the year and (iii) Company-paid insurance for one year. Finally, if at any time the employee voluntarily resigns or is terminated for cause, death or disability, then the employee shall not be entitled to receive any severance benefits under the agreements.

  During 1997, the Company entered into a severance agreement with Mr. Eckstaedt. Mr. Eckstaedt's severance agreement provides for an annual base salary and an annual bonus based on an earnings target approved by the Board. In addition, if Mr. Eckstaedt is involuntarily terminated within twelve months after a change of control, the severance agreement provides that Mr. Eckstaedt will receive twelve (12) months base salary, a pro-rata portion of the annual bonus, Company-paid insurance for twelve (12) months and immediate vesting of options held by Mr. Eckstaedt that would become exercisable if he remained employed by the Company for a period of 36 months. If Mr. Eckstaedt voluntarily resigns or is terminated for cause, death, or disability, then he will not be eligible to receive severance benefits under the severance agreement.

  The Company intends to amend, prior to consummation of the Offer, the Severance Agreements between the Company and each of Messrs. Gold, Eckstaedt, Butler and Riviere (each an "Employee" and collectively the "Employees"). Under each such Severance Agreement, in the event the Employee's employment with the Company terminates as a result of an Involuntary Termination (as defined in each such agreement) other than for cause after a change of control of the Company and during the time period in which any options granted to each Employee on or prior to January 27, 1998 are unvested (the "Subject Options"), then upon such termination, in addition to any portion of the Subject Options that were exercisable immediately prior to such termination, all Subject Options shall immediately become fully vested and exercisable.

  Sybex, Ltd., a subsidiary of the Company, entered into an employment agreement with Michael F. King on May 1, 1997. Pursuant to the employment agreement, Mr. King will receive a base salary, a bonus under such bonus plan that Sybex, Ltd. may determine from time to time, and an option to purchase an aggregate of 25,000 shares of Common Stock of the Company, subject to vesting over a three year period. If Mr. King is terminated without cause, he will receive twelve (12) months base salary. If Mr. King is terminated for cause or voluntarily terminates his employment, he will not receive any severance or termination payments under the employment agreement.

 Stock Options

  The Company maintains the 1997 Employee Stock Purchase Plan, the 1994 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan, the 1990 Stock Option Plan, the Stock Plan for Non-Employee Directors and Manzanita Software Systems 1985 Stock Option Plan.

  Pursuant to the Merger Agreement, the Company will take all actions necessary to provide that at the Effective Time, (i) each Cash-Out Option (as defined below) shall be cancelled and (ii) in consideration of such cancellation, each holder of a Cash-Out Option shall receive in consideration thereof an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Offer Price over the per Share exercise price of such Cash-Out Option and (y) the number of Shares subject to such Cash-Out Option. The Company is required to use commercially reasonable efforts to effectuate the foregoing, including amending the Stock Plans (as defined below) and obtaining any necessary consents. At the Effective Time, each Assumed Option (as defined below) will be assumed by Parent and, without disadvantage to the option holders, take such steps as to result in an option to acquire that number of shares of Parent Common Shares (as defined below) equal to (A) the number of Shares subject to the Assumed Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio (as defined below), rounded down to the nearest whole share, at a price per Parent Common Share equal to (1) the exercise price of the Assumed Option immediately prior to the Effective Time, divided by (2) the Exchange Ratio, rounded up to the nearest whole cent. Parent shall take all action necessary for the Parent Common Shares to rank pari passu in all respects with all other Parent Common Shares then in issue and to be listed and issuable upon exercise of the Assumed Options to be freely tradeable on the London Stock Exchange.

  The Company is required to take all actions necessary to provide that at or immediately prior to the Effective Time, (i) each outstanding option under the Company's 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan") shall automatically be exercised and (ii) in lieu of the issuance of certificates representing Shares, each option holder shall receive an amount in cash (subject to applicable withholding tax) equal to the product of (x) the number of Shares otherwise issuable upon such exercise and (y) the Offer Price in cash without interest thereon. The Company is required to use all reasonable efforts to effectuate the foregoing, including amending the Stock Purchase Plan and obtaining any necessary consents. The Company is required to take all necessary actions to provide that as of the Effective Time no holder of Options under the Stock Plans will have any right to receive shares of common stock of the Surviving Corporation upon exercise of any such Option.

  "Cash-Out Options" means each option outstanding at the Effective Time to purchase Shares (an "Option") granted under (A) the Company's 1990 Stock Option Plan, 1994 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan, or Stock Option Plan for Non-Employee Directors, (B) the Manzanita Software Systems 1985 Stock Option Plan or (C) any other stock-based incentive plan or arrangement of the Company excluding any options granted under the Company's 1997 Employee Stock Purchase Plan (the "Stock Plans") that is not an Assumed Option.

  "Assumed Options" means those options or portions thereof granted under the Company's 1990 Stock Option Plan or 1994 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan that will not have vested and become exercisable as of the Effective Time having an aggregate exercise price on the date hereof in an amount not materially less than $5 million as designated by the Company. To the extent any options or portions thereof cannot be assumed by Parent, such options or portions thereof shall be treated as Cash-Out Options and shall be cancelled as of the Effective Time in consideration for a cash payment.

  "Exchange Ratio" means the quotient of (x) the Offer Price multiplied by the average of the mid-point of the bid and ask price of the rate of currency exchange of pounds sterling for U.S. dollars quoted in The Financial Times for each of the business days in a consecutive twenty business period ending two business days prior to the Effective Time and (y) the average per Share closing price of the ordinary shares of 1 pence each in the capital of Parent (a "Parent Common Share") as reported on the London Stock Exchange on each of the ten trading days immediately preceding the Effective Time.

 Indemnification

  The Merger Agreement provides that for six years after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) shall indemnify, defend and hold harmless, the present and former officers and directors of the Company and its subsidiaries, and any persons who become any of the foregoing prior to the Effective Time (each, an "Indemnified Party") against all losses, claims, damages, liabilities costs, fees and expenses (including reasonable fees, disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of Parent or the Surviving Corporation)) arising out of the actions or omissions occurring at or prior to the Effective Time to the fullest extent permissible under applicable provisions of the General Corporation Law of California ("GCL"), the terms of the Company's Articles of Incorporation or the By-Laws, and under any agreements as in effect at the date of the Merger Agreement. The Merger Agreement also provides that Parent or the Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than six years after the Effective Time, provided, that if the aggregate annual premiums for such D&O Insurance at any time shall exceed 150% of the average per annum rate of premium paid by the Company for such insurance in 1996 and 1997, as adjusted for any increase in the Consumer Price Index following the date of the Merger Agreement, then Parent will cause the Company or the Surviving Corporation to provide the maximum coverage then available at an annual premium equal to 150% of such rate.

  The Company's Articles of Incorporation and the Articles of Incorporation of Manzanita Software Systems, Inc. ("Manzanita"), a subsidiary of the Company, provide that the liability of the directors of each entity for monetary damages will be eliminated to the fullest extent permissible under California law and that each entity is authorized to provide indemnification of agents in excess of the indemnification otherwise permitted under the GCL subject to certain limitations under the GCL.

  The Company's bylaws and the bylaws of Manzanita provide that each entity will indemnify, to the maximum extent permitted by the GCL, each of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation.

  The Company intends to enter into indemnification agreements (each an "Indemnification Agreement" and collectively, the "Indemnification Agreements") with each executive officer and director (each an "Indemnittee") of the Company prior to the consummation of the Offer. Pursuant to the Indemnification Agreements, the Company will indemnify each Indemnitee if Indemnitee is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that Indemnitee is or was a director, officer, employee or agent of the Company, or any subsidiary of the Company, by reason of any action or inaction on the part of Indemnitee while a director or officer or by reason of the fact that Indemnitee is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval will not be unreasonably withheld) actually and reasonably incurred by Indemnitee in connection with such action, suit or proceeding if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and, with respect cause to believe Indemnitee's conduct was unlawful.

  In addition, the Indemnification Agreements provide that the Company will indemnify Indemnitee if Indemnitee was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or in the right of the Company or any subsidiary of the Company to procure a judgment in its favor by reason of the fact that Indemnitee is or was a director, officer, employee or agent of the Company, or any subsidiary of the Company, by reason of any action or inaction on the part of Indemnitee while a director of officer or by reason of the fact that Indemnitee is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) and, to the fullest extent permitted by law, amounts paid in settlement, in each case to the extent actually and reasonably incurred by Indemnitee in connection with the defense or settlement of such action, suit or proceeding if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and its shareholders, except that no indemnification will be made in respect of any claim, issue or matter as to which Indemnitee will have been adjudged to be liable to the Company in the performance of Indemnitee's duty to the Company and its shareholders unless and only to the extent that the court in which such action, suit or proceeding is or was pending will determine upon application that, in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court will determine.

                     COMPLIANCE WITH SECTION 16(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors and persons beneficially owning more than 10% of the outstanding Common Stock of the Company to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% holders of Common Stock are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

  Based solely on copies of such forms furnished as provided above, or written representations that no forms were required, the Company believes that for the fiscal year ended December 31, 1997, all Section 16(a) filing requirements applicable to its officers, directors and owners of greater than 10% of its Common Stock were complied with.

                               INDEX TO EXHIBITS

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
       1   Agreement and Plan of Merger, dated January 27, 1998, by and among
            The Sage Group plc, Rose Acquisition Corp., and State Of The Art,
            Inc.
       2   Stock Option Agreement, dated January 27, 1998, by and among The
            Sage Group plc, Rose Acquisition Corp., and State Of The Art, Inc.
       3   Shareholder Agreement, dated January 27, 1998, by and among The Sage
            Group plc, Rose Acquisition Corp., and each of David W. Hanna,
            George Reviere and Jeffrey E. Gold
       4   Letter to Shareholders of State Of The Art, Inc., dated February 2,
            1998.
       5   Press Release issued by State Of The Art, Inc., dated January 27,
            1998.
       6   Fairness Opinion of UBS Securities LLC, dated January 26, 1998.
       7   Confidentiality Agreement, dated January 14, 1998, by and between
            The Sage Group plc and State of The Art, Inc.
       8   Severance Agreement, dated March 17, 1997, by and between James R.
            Eckstaedt and State Of The Art, Inc.
       9   Severance Agreement, dated September 22, 1997, by and between
            Gregory G. Davidson and State Of The Art, Inc.
      10   Severance Agreement, dated October 17, 1997, by and between Richard
            G. Lull and State Of The Art, Inc.
      11   Severance Agreement, dated January 24, 1995, by and between Jeffrey
            E. Gold and State Of The Art, Inc.
      12   Severance Agreement, dated March 4, 1996, by and between James P.
            Moore and State Of The Art, Inc.
      13   Severance Agreement, dated January 24, 1995, by and between George
            Riviere and State Of The Art, Inc.
      14   Executive Severance/Change of Control Agreement, dated March 16,
            1996, by and between David R. Butler and State Of The Art, Inc.
      15   Form of Indemnification Agreement.
      16   Form of Amendment to the Executive Severance/Change of Control
            Agreement.
      17   Employment Agreement, dated May 1, 1997, by and between Michael F.
            King and Sybex, Ltd.
      18   Pages 6-13 of the Proxy Statement for State Of The Art, Inc., dated
            April 4,1997, for the Annual Shareholder meeting on May 29, 1997 and the 1997 Employee Stock Purchase Plan attached as an exhibit thereto.
      19   Conditions of the Offer.